UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                             Chartwell Leisure Inc.
- -------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $0.01
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   16139F106
- -------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Richard L. Fisher
                                299 Park Avenue
                            New York, New York 10171
                                 (212) 752-5000
- -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                   Copies to:

John N. Turitzin                              Kenneth N. Musen
Battle Fowler                                 Bergman, Horowitz & Reynolds
75 East 55th Street                           157 Church Street
New York, New York  10022                     New Haven, Connecticut  06502
(212) 856-7000                                (203) 785-1320

                                 August 8, 1996
- -------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box     /  /

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendme t subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

395643.4

- ---------------------
CUSIP No.  16139F106             SCHEDULE 13D
- ---------------------

- -------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Chartwell Leisure Associates L.P. II
- -------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  /X/
                                                                       (b)  / /
- -------------------------------------------------------------------------------
3              SEC USE ONLY

- -------------------------------------------------------------------------------
4              SOURCE OF FUNDS (See Instructions)

               WC
- -------------------------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                               / /
- -------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
- -------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
                                  3,852,299(1)
NUMBER OF              --------------------------------------------------------
SHARES                 8     SHARED VOTING POWER
BENEFICIALLY                      1,052,631(1)
OWNED BY               --------------------------------------------------------
EACH                   9     SOLE DISPOSITIVE POWER
REPORTING                         3,852,299(1)
PERSON WITH            --------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                                  1,052,631(1)
- -------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          4,904,930(1)
- -------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES (See Instructions)                                    /X/
- -------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          51.89%
- -------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON
               PN
- -------------------------------------------------------------------------------

_____________________

(1) See Items 5 and 6 for a description of the shares for which Chartwell Leisure Associates L.P. II is deemed to have voting and dispositive power.
                                                                         Page 2
395643.4

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- ---------------------
CUSIP No.  16139F106             SCHEDULE 13D
- ---------------------

- -------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Chartwell Leisure Corp. II
- -------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  /X/
                                                                       (b)  / /
- -------------------------------------------------------------------------------
3              SEC USE ONLY

- -------------------------------------------------------------------------------
4              SOURCE OF FUNDS (See Instructions)

               WC
- -------------------------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                               / /
- -------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
- -------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
                                  3,852,299(2)
NUMBER OF              --------------------------------------------------------
SHARES                 8     SHARED VOTING POWER
BENEFICIALLY                      1,052,631(2)
OWNED BY               --------------------------------------------------------
EACH                   9     SOLE DISPOSITIVE POWER
REPORTING                         3,852,299(2)
PERSON WITH            --------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                                  1,052,631(2)
- -------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          4,904,930(2)
- -------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES (See Instructions)                                    /X/
- -------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          51.89%
- -------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON
               CO
- -------------------------------------------------------------------------------

_____________________

(2) See Items 5 and 6 for a description of the shares for which Chartwell Leisure Corp. II is deemed to have voting and dispositive power.

                                                                         Page 3
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- ---------------------
CUSIP No.  16139F106             SCHEDULE 13D
- ---------------------

- -------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               FSNL LLC
- -------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  /X/
                                                                       (b)  / /
- -------------------------------------------------------------------------------
3              SEC USE ONLY

- -------------------------------------------------------------------------------
4              SOURCE OF FUNDS (See Instructions)

               Not applicable
- -------------------------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                               / /
- -------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION

               Connecticut
- -------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
                                  0(3)
NUMBER OF              --------------------------------------------------------
SHARES                 8     SHARED VOTING POWER
BENEFICIALLY                      1,052,631(3)
OWNED BY               --------------------------------------------------------
EACH                   9     SOLE DISPOSITIVE POWER
REPORTING                         0(3)
PERSON WITH            --------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                                  1,052,631(3)
- -------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          1,052,631(3)
- -------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES (See Instructions)                                    /X/
- -------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          11.14%(3)
- -------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON
               00
- -------------------------------------------------------------------------------

_____________________

(3) See Items 5 and 6 for a description of the shares for which FSNL LLC is deemed to have voting and dispositive power. As described in Item 6, FSNL LLC disclaims beneficial ownership of 3,852,299 shares of the Common Stock beneficially owned by Chartwell Leisure Associates L.P. II and Chartwell Leisure Corp. II.

                                                                         Page 4
395643.4


- ---------------------
CUSIP No.  16139F106             SCHEDULE 13D
- ---------------------

- -------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               The Saidye Rosner Bronfman Ruby Trust
- -------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  /X/
                                                                       (b)  / /
- -------------------------------------------------------------------------------
3              SEC USE ONLY

- -------------------------------------------------------------------------------
4              SOURCE OF FUNDS (See Instructions)

               Not applicable
- -------------------------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                               / /
- -------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION

               Connecticut
- -------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
                                  0(4)
NUMBER OF              --------------------------------------------------------
SHARES                 8     SHARED VOTING POWER
BENEFICIALLY                      1,052,631(4)
OWNED BY               --------------------------------------------------------
EACH                   9     SOLE DISPOSITIVE POWER
REPORTING                         0(4)
PERSON WITH            --------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                                  1,052,631(4)
- -------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          1,052,631(4)
- -------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES (See Instructions)                                    /X/
- -------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          11.14%
- -------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON
               0O
- -------------------------------------------------------------------------------

_____________________

(4) See Items 5 and 6 for a description of the shares for which The Saidye Rosner Bronfman Ruby Trust is deemed to have voting and dispositive power. As described in Item 6, The Saidye Rosner Bronfman Ruby Trust disclaims beneficial ownership of 3,852,299 shares of the Common Stock beneficially owned by Chartwell Leisure Associates L.P. II and Chartwell Leisure Corp. II.


                                                                         Page 5
395643.4



- ---------------------
CUSIP No.  16139F106             SCHEDULE 13D
- ---------------------


     This statement amends and supplements the Schedule 13D, dated December 20, 1995 (the "Schedule 13D"), which was originally filed with the Securities and Exchange Commission (the "SEC") on January 2, 1996 on behalf of Chartwell Leisure Associates L.P. II and Chartwell Leisure Corp. II with respect to the ownership of common stock, $0.01 par value ("Common Stock"), of Chartwell Leisure Inc., a Delaware corporation formerly known as National Lodging Corp. (the "Company"), as amended and supplemented by Amendment No. 1 to the Schedule 13D, dated January 24, 1996 ("Amendment No. 1"), Amendment No. 2 to the
Schedule 13D, dated February 14, 1996 ("Amendment No. 2"), Amendment No. 3 to the Schedule 13D, dated April 11, 1996 ("Amendment No. 3"), and Amendment No. 4 to the Schedule 13D, dated May 16, 1996 ("Amendment No. 4", together with Amendment No. 1, Amendment No. 2 and Amendment No. 3, "Amendment Nos. 1, 2, 3 and 4"), which Amendment Nos. 1, 2, 3 and 4 were filed with the SEC on January 26, 1996, February 20, 1996, April 26, 1996 and June 12, 1996, respectively, on behalf of Chartwell Leisure Associates L.P. II, Chartwell Leisure Corp. II, FSNL LLC and The Comet Trust, with respect to Amendment Nos. 1, 2 and 3, and Chartwell Leisure Associates L.P. II, Chartwell Leisure Corp. II, FSNL LLC and The Saidye Rosner Bronfman Ruby Trust, with respect to Amendment No. 4.

Item 2.    Identity and Background.

The fifth paragraph of Item 2 is hereby amended and restated as follows:

     FSNL was formed on January 18, 1996 and has not engaged in any business since its creation other than that incident to its organization and its investment in the Company. The address of the principal business and principal office of FSNL is 157 Church Street, 19th Floor, New Haven, Connecticut 06510.

Item 3.    Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following:

     Chartwell L.P. and FSNL paid an aggregate of $57 million, or $14.25 per share, to purchase an aggregate of 4 million shares of Common Stock on August 8, 1996. The $57 million used to make the Purchase described in Item 4 below came from the working capital of Chartwell L.P., or affiliates of Chartwell L.P., and FSNL.

     Chartwell L.P. obtained its share of the funds required to make the Purchase from capital contributions by its partners. Chartwell Corp. obtained the funds required to make its capital contribution to Chartwell L.P. from capital contributions by its stockholders. The Fisher Partners, Martin L. Edelman and Gordon P. Getty obtained their funds through personal funds. FGT obtained its funds from working capital.

     FSNL obtained its share of the funds required to make the Purchase from capital contributions by its members.


                                                                         Page 6
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CUSIP No.  16139F106             SCHEDULE 13D
- ---------------------


Item 4.    Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:

     On August 8, 1996, pursuant to the terms of the Amended and Restated 1996 Purchase Agreement, Chartwell L.P. and FSNL purchased directly from the Company an aggregate of 4 million shares of Common Stock for an aggregate purchase price of $57 million, or $14.25 per share (the "Purchase"). As a result of the Purchase, the Item 2 Persons beneficially own in the aggregate approximately 52% of the Company's outstanding Common Stock.

     Also on August 8, 1996, James E. Buckman and Robert F. Smith resigned as directors of the Company and Dr. Guido Goldman, one of the managers of FSNL, and Rachel Robinson were elected to the Company's board of directors. Ms. Robinson was also elected to the audit and compensation committees of the Company's board of directors. As of August 8, 1996, designees of the Item 2 Persons constitute a majority of the Company's directors.

Item 5.    Interest in the Securities of the Issuer.

     (a) As of the date of this Amendment No. 5 to Schedule 13D, Chartwell L.P. and FSNL beneficially owned a total of 4,904,930 and 1,052,631 shares of Common Stock, respectively. Chartwell L.P. and FSNL beneficially owned approximately 51.89% and 11.14%, respectively, of the 9,452,320 shares of Common Stock outstanding as of August 8, 1996. Chartwell L.P. and Chartwell Corp. share voting and dispositive power with respect to the Common Stock beneficially owned by Chartwell L.P. FSNL and Ruby share voting and dispositive power with respect to the Common Stock beneficially owned by FSNL. Chartwell L.P. and Chartwell Corp. also share voting and dispositive power with respect to the Common Stock beneficially owned by FSNL.

     (b) Subject to the terms of the 1995 Stock Purchase Agreement, the Amended and Restated 1996 Purchase Agreement and the Amended and Restated Stockholders' Agreement discussed in Item 6 below, Chartwell L.P. has sole voting and dispositive power with respect to 3,852,299 shares of the 4,904,930 shares of Common Stock it beneficially owns. Chartwell L.P. has shared voting and dispositive power with respect to 1,052,631 shares of the 4,904,930 shares of Common Stock it beneficially owns. Chartwell L.P. and Chartwell Corp. share voting and dispositive power with respect to the Common Stock beneficially owned by Chartwell L.P.

     Subject to the terms of the Amended and Restated 1996 Purchase Agreement and the Amended and Restated Stockholders' Agreement discussed in Item 6 below, FSNL has shared voting and dispositive power with respect to 1,052,631 shares of Common Stock it beneficially owns. FSNL and Ruby share voting and dispositive power with respect to the Common Stock beneficially owned by FSNL. Chartwell L.P. and Chartwell Corp. also share voting and dispositive power with respect to the Common Stock beneficially owned by FSNL.

     In addition, Fisher Brothers Financial and Development Company ("FBFDC") owns 2,000 shares of Common Stock. FBFDC is a limited partnership in which Larry Fisher, Zachary Fisher, Arnold Fisher, Richard L. Fisher and M. Anthony Fisher are the general and limited partners. The Item 2 Persons

                                                                         Page 7
395643.4

- ---------------------
CUSIP No.  16139F106             SCHEDULE 13D
- ---------------------

disclaim beneficial ownership of the shares owned by FBFDC and do not affirm the existence of a group with FBFDC with respect to those shares.

     (c) On August 8, 1996, pursuant to the terms of the Amended and Restated 1996 Purchase Agreement, Chartwell L.P. and FSNL purchased directly from the Company an aggregate of 4 million shares of Common Stock for an aggregate purchase price of $57 million, or $14.25 per share. As a result of the Purchase, the Item 2 Persons beneficially own in the aggregate approximately 52% of the Company's outstanding Common Stock. None of the Item 2 Persons has effected any other transactions in Common Stock in the last 60 days.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following:

Amended and Restated 1996 Purchase Agreement

     Pursuant to the terms of the Amended and Restated 1996 Purchase Agreement, Chartwell L.P. and FSNL have agreed to certain restrictions on their activities.

     Each of Chartwell L.P. and FSNL (Chartwell L.P. and FSNL are each sometimes referred to in this Item 6 as a "Purchaser," and collectively as the "Purchasers") have agreed to vote its shares of Common Stock and to use its best efforts to elect and maintain as independent directors on the Company's Board of Directors at least two individuals who are not employees, officers, directors or affiliates of the Purchasers, do not have any beneficial ownership interest in the Purchasers or any of their affiliates (other than the Company) and are otherwise disinterested directors ("Independent Directors"). If as a result of any sale or other transfer of shares of Common Stock by the Purchasers, the aggregate number of shares of Common Stock held by the Purchasers is reduced below 35% of the total number of shares of Common Stock then outstanding, the Purchasers are required to cause a sufficient number of their representatives on the Company's Board of Directors to resign so that the percentage of directorships held by Independent Directors after that event is equal to the percentage of shares of Common Stock owned by stockholders other than the Purchasers (the "Required Percentage"); and the Purchasers are required to cause any of their remaining representatives on the Board of Directors to vote in favor of filling the resulting vacancies with Independent Directors. Thereafter, the Purchasers are required to vote their shares of Common Stock to cause the percentage of Independent Directors to be no less than the Required Percentage.

     Each of the Purchasers has agreed that none of the shares of Common Stock purchased pursuant to the terms of the Amended and Restated 1996 Purchase Agreement will be sold, pledged or otherwise transferred, directly or indirectly, by it except (A) in connection with a merger or consolidation of the Company in which all holders of Common Stock receive the same consideration and which is (i) approved by a majority of the Independent Directors, and (ii) is subject to the voting requirements

                                                                         Page 8
395643.4

- ---------------------
CUSIP No.  16139F106             SCHEDULE 13D
- ---------------------


described below; (B) after three years from August 8, 1996, in a bona fide underwritten public offering pursuant to an effective registration under the Securities Act of 1933, as amended (the "Securities Act"); (C) in a sale, pledge or other transfer (a "Transfer") by either Chartwell L.P. or FSNL after three years from August 8, 1996, if after giving effect to that Transfer the aggregate number of shares of Common Stock held by the Purchasers and their affiliates is equal to or greater than 35% of the total number of shares of Common Stock then outstanding and that Transfer is approved by a majority of the Independent Directors; (D) in a Transfer by FSNL of any of the shares it acquired as part of the Purchase after six years from August 8, 1996, if after giving effect to that Transfer the aggregate number of shares of Common Stock held by the Purchasers and their affiliates is equal to or greater than 35% of the total number of shares of Common Stock then outstanding, and that Transfer is made in a transaction satisfying the manner of sale requirements for a "brokers' transaction" under Rule 144 under the Securities Act, whether or not that sale is made pursuant to Rule 144 (a "Brokers' Transaction"); (E) in a Transfer by FSNL of any of the shares it acquired as part of the Purchase after six years from August 8, 1996 at a time when the aggregate number of shares of Common Stock held by the Purchasers and their affiliates is already less than 35% of the total number of shares of Common Stock then outstanding, if that Transfer is approved by a majority of the Independent Directors and is made in a Brokers' Transaction; (F) in a Transfer by Chartwell L.P. after six years from August 8, 1996 at a time when Chartwell L.P. owns less than 5% of the total number of shares of Common Stock then outstanding and has no representatives serving on the Board of Directors of the Company, if that Transfer is made in a Brokers' Transaction; and (G) sales or other transfers between the Purchasers.

     The Purchasers have agreed that, for so long as the Purchasers and their affiliates continue to own, in the aggregate, at least 20% of the outstanding shares of Common Stock of the Company, the Purchasers will not, and will not permit any of their affiliates to, enter into any transaction or series of related transactions, or grant or consent to, or otherwise permit, any amendment to, supplement of or waiver under, any agreement or contract, with the Company or any of its subsidiaries (any of the foregoing, an "Affiliate Transaction") unless: (i) it has been determined by a committee of the Company's Board of Directors comprised of one or more Independent Directors (the "Independent Board Committee") that the Affiliate Transaction is in the best interests of the Company and is on fair and reasonable terms, no less favorable to the Company than terms that the Company and a non-affiliated person in a similar situation would agree to in an arm's length transaction; and (ii) if the Affiliate Transaction has a total value in excess of $10,000, the Independent Board Committee has received a favorable fairness opinion from an appropriate, independent party relating to the transaction. These arrangements do not, however, limit the reasonable compensation the Company may pay to its officers and directors, or restrict the existing arrangement between the Company and Chartwell L.P. relating to the family entertainment center located in Vicksburg, Mississippi, which predated the Amended and Restated 1996 Stock Purchase Agreement.

     The Purchasers have agreed that, if at any time within three years after the Closing, the Company proposes to sell all or substantially all of its assets, to merge or consolidate with any other entity, or to cause the liquidation or dissolution of the Company (each, a "Triggering Event"), and the Company submits the Triggering Event to a vote of its stockholders, then each of the Purchasers will vote all of its respective shares of Common Stock entitled to vote on that matter in favor of and against the Triggering Event in the same proportion as the numbers of shares of Common Stock held by stockholders of the Company other than the Purchasers and their affiliates ("Nonaffiliated Shares") voted in favor of and against the Triggering Event bear to the total number of Nonaffiliated Shares voted on such Triggering

                                                                         Page 9
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CUSIP No.  16139F106             SCHEDULE 13D
- ---------------------


Event. If any party commences a proxy contest or tender offer relating to the Triggering Event in any manner, however, these voting requirements will not apply, and each of the Purchasers will be entitled to vote all of its shares of Common Stock in favor of or against the Triggering Event, in its sole discretion.

     The Purchasers have agreed that neither they not any of their affiliates will purchase or otherwise acquire any additional shares of Common Stock or any securities exercisable for or convertible into Common Stock (other than options granted under a stock option plan of the Company having customary terms and constituting reasonable compensation ("Excluded Stock Options") and shares of Common Stock issued on the exercise of Excluded Stock Options) (the "Acquired Stock"), from any person or entity (other than the Company or any other Purchaser Party) if the Acquired Stock would, when aggregated with all of the other shares of Common Stock owned by all the Purchasers and their affiliates (other than shares acquired, or subject to issuance, on the exercise of Excluded Stock Options), and assuming the exercise or conversion of the Acquired Stock into Common Stock, if applicable, result in the ownership by the Purchasers and all their affiliates of shares of Common Stock representing in excess of 55% of the then-outstanding shares of Common Stock of the Company on a fully-diluted basis, assuming the exercise or conversion of all other outstanding securities of the Company exercisable for or convertible into Common Stock, unless: (i) such Purchaser of affiliate offers to purchase the Acquired Stock from all of the holders thereof in compliance with all applicable securities and other laws, rules and regulations, (ii) the purchase is approved by the Independent Board Committee, and (iii) the Independent Board Committee has received a favorable fairness opinion from an appropriate, independent party relating to the purchase. The Purchasers have also agreed that no Purchaser or affiliate of a Purchaser will purchase or otherwise acquire any Acquired Stock from the Company, unless: (i) the purchase is approved by the Independent Board Committee, and (ii) the Independent Board Committee has received a favorable fairness opinion from an appropriate, independent party with respect to the purchase.

     The Purchasers have agreed that, for so long as the Purchaser Parties continue to own, in the aggregate, at least 20% of the outstanding shares of Common Stock of the Company or have any representatives serving on the Company's Board of Directors, no Purchaser or its affiliate shall acquire any interest in an existing hotel property or properties (including by foreclosure on any mortgage acquired on or after January 1, 1996), or any interest in a hotel property or properties that are under development or in any property which the Purchaser or affiliate intends to develop as a hotel property. These restrictions will not apply to acquisitions by any of the Purchasers or their affiliates of hotels under development by affiliates of Chartwell L.P. on the date of the Amended and Restated 1996 Stock Purchase Agreement, redevelopment of hotels owned by affiliates of Chartwell L.P. on January 1, 1996, or acquisitions of hotels on which affiliates of Chartwell L.P. had liens on January 1, 1996.

1996 Registration Rights Agreement

     On August 8, 1996, Chartwell L.P., FSNL and the Company entered into a registration rights agreement (the "1996 Registration Rights Agreement"). At the same time, the 1995 Registration Rights Agreement between the Company and Chartwell L.P. was terminated. Pursuant to the 1996 Registration Rights Agreement, each Purchaser (or its assignee) (the "Initiating Holder") has the right at any time after three years from August 8, 1996 to make a written request for registration (a "Demand Registration Statement") under the Securities Act, for the resale by such Holder of all or part of such Holder's Registrable Securities (defined below). Chartwell L.P. or its assignees has the right to request two Demand

                                                                        Page 10

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


- ---------------------
CUSIP No.  16139F106             SCHEDULE 13D
- ---------------------

Registration Statements and FSNL or its assignees has the right to request one Demand Registration Statement, provided, however, that neither Chartwell L.P. nor any of its assignees has the right to request a Demand Registration Statement with respect to less than 5% of the number of shares of Common Stock outstanding at the time of the request. For purposes of the 1996 Registration Rights Agreement, the term "Registrable Securities" means (i) the 4 million shares purchased on August 8, 1996 by Chartwell L.P. and FSNL and the 904,930 shares purchased by Chartwell in the December 1995, and (ii) any other securities issued in exchange for, upon conversion of, as a dividend on or otherwise in respect of any such securities, and the term "Holder" means each Purchaser and any assignee of a Purchaser who becomes a party to the 1996 Registration Rights Agreement. The Company will pay all registration expenses in connection with a Demand Registration Statement, whether or not it becomes effective. However, if a Demand Registration Statement could have become effective but does not become effective as a result of any act or omission on the part of one or more Holders, such Holders will be required to pay such registration expenses. After the receipt of a request for a Demand Registration Statement, the Company must give written notice of the request to all other Holders of Registrable Securities and use its best efforts to register for resale the Registrable Securities of the Initiating Holder and any other Holder that provides the Company with a written request for inclusion in such registration. The Company may postpone for a reasonable time not to exceed 120 days the filing or effectiveness of any Demand Registration Statement if the Board of Directors determines in good faith that the filing of the Demand Registration Statement would be detrimental to the Company.

     In addition, if the Company proposes to register any of its securities for its own account or the account of any of its stockholders (other than certain registrations including a registration relating solely to an employee benefit plan and certain exchanges of securities with stockholders), the Holders have the right (the "Incidental Registration Right"), upon a timely request, to have the resale of their Registrable Securities covered by the registration. If, in either a Demand Registration Statement or a registration statement filed in connection with the exercise of an Incidental Registration Right, the shares of Common Stock to be registered are to be distributed by means of an underwritten offering, the underwriter may limit the number of shares of Common Stock to be registered if in its judgment marketing factors require such a cutback.

Amended and Restated Stockholders' Agreement

     On February 14, 1996, Chartwell L.P. and FSNL entered into a Stockholders' Agreement which provides for restrictions on the transfer and voting of shares of Common Stock owned by Chartwell L.P. and FSNL. On March 14, 1996, Chartwell L.P. and FSNL LLC entered into an Amended and Restated Stockholders' Agreement that amends and restates the Stockholders' Agreement in certain respects. The Amended and Restated Stockholders' Agreement became effective as of the closing of the Purchase described in Item 4. The Amended and Restated Stockholders' Agreement provides that Chartwell L.P. and FSNL will vote their shares of Common Stock to elect as a Director of the Company one nominee selected by FSNL and any number of nominees selected by Chartwell L.P., and that FSNL will vote its shares of Common Stock at all meetings of stockholders of the Company and in any written consent in the manner directed by Chartwell L.P. The Amended and Restated Stockholders' Agreement also provides for certain restrictions on the transfer of their shares of Common Stock and on future acquisitions of shares of Common Stock by Chartwell L.P. and FSNL. Under the terms of the Amended and Restated Stockholders' Agreement, for a period of six years beginning on August 8, 1996, FSNL is prohibited from

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CUSIP No.  16139F106             SCHEDULE 13D
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transferring its shares to persons other than Chartwell L.P. and certain other permitted transferees identified in the Amended and Restated Stockholders' Agreement. Additionally, under the Amended and Restated Stockholders' Agreement, FSNL is afforded certain "tag-along" rights exercisable by it upon a sale of shares by Chartwell L.P. or upon a request by Chartwell L.P. of a Demand Registration Statement pursuant to the Registration Rights Agreement. Chartwell L.P. may sell its shares to FSNL and certain other permitted transferees identified in the Amended and Restated Stockholders' Agreement and to third parties, provided that Chartwell L.P. allows for FSNL to "tag-along" in the event of sale to any third party. Chartwell L.P. may also require FSNL to sell its shares to a third party offering to purchase all of Chartwell L.P's and FSNL's shares of Common Stock.

     Because FSNL is required to vote its shares of Common Stock in the manner directed by Chartwell L.P. and because of the restrictions on transfers of Common Stock by FSNL to entities other than Chartwell L.P., Chartwell L.P. is deemed to share voting and dispositive power with respect to the Common Stock owned by FSNL. Although Chartwell L.P. has agreed to vote its Common Stock in concert with FSNL on certain matters and has agreed to certain restrictions on transfers of its Common Stock, FSNL is not deemed to share voting and dispositive power with respect to the Common Stock owned by Chartwell L.P. Accordingly, FSNL and Ruby disclaim beneficial ownership of 3,852,299 shares of the shares of Common Stock owned by Chartwell L.P. and Chartwell Corp.


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CUSIP No.  16139F106             SCHEDULE 13D
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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 21, 1996


                                  CHARTWELL LEISURE ASSOCIATES L.P. II


                                  By:  Chartwell Leisure Corp. II,
                                       as general partner


                                  By:  /s/ Richard L. Fisher
                                      -----------------------------------------
                                           Richard L. Fisher
                                           President



                                  CHARTWELL LEISURE CORP. II


                                  By:  /s/ Richard L. Fisher
                                      -----------------------------------------
                                           Richard L. Fisher
                                           President



                                  FSNL LLC


                                  By:  /s/ Leonard M. Nelson
                                       ----------------------------------------
                                           Leonard M. Nelson
                                           Manager



                                  THE SAIDYE ROSNER BRONFMAN RUBY TRUST


                                  By:  /s/ Leonard M. Nelson
                                      -----------------------------------------
                                      Leonard M. Nelson
                                      Trustee


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395643.4